For immediate release
                                                                    May 10, 2005

                     Toyota Reports Record Year-End Results
       Achieves Record High Net Revenues, Operating income and Net income
  (All consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S.
      GAAP). Unconsolidated figures are reported according to Japan GAAP.)

Tokyo -- TOYOTA MOTOR CORPORATION (TMC) announced today consolidated and unconsolidated operating results for the fiscal year ended March 31, 2005.

On a consolidated basis, net revenues for the twelve months ended March 31, 2005, increased 7.3 percent year-over-year to 18.55 trillion yen. Operating income reached 1.67 trillion yen, an increase of 5.3 billion yen, or 0.3 percent, over the previous fiscal year. Net income increased 0.8 percent to 1.17 trillion yen, representing the second consecutive year in which net income exceeded one trillion yen. All of these figures marked record highs.

Positive contributions to operating income included 230 billion yen in improved marketing efforts and 160 billion yen in cost reduction efforts. These gains offset the negative effects of changes in exchange rates (140 billion yen), a decrease in the gains recognized on the transfer of the substitutional portion of the employee pension fund to the government of 59.8 billion yen, and a 184.9 billion yen increase in research and development and other expenses.

Commenting on the results, TMC President Fujio Cho said, "We are very proud that the company achieved increases both in revenue and income while continuing to make major investments in our long-term growth. "

On an unconsolidated basis, net revenues reached 9.2 trillion yen, and operating income totaled 701.3 billion yen. Net income for the twelve months ended March 31 , 2005 was 529.3 billion yen.

TMC also announced a second-half cash dividend for the six months ended March 31, 2005 of 40 yen, an increase of 15 yen per share compared with the corresponding period of the previous fiscal year. Total dividend payout for the full year was 65 yen per share, an increase of 20 yen year-over-year. TMC has increased its dividend for six consecutive terms.

Cho added, "We plan to distribute profits to our shareholders based on consolidated income. We also seek to raise our consolidated dividend payout ratio to progressively higher levels."

In fiscal year 2005, Toyota's consolidated vehicle sales increased in all major regions to 7.4 million units.

In Japan, consolidated vehicle sales increased by 78 thousand vehicles to 2.38 million vehicles. In addition to strong sales of compact cars such as the Porte and Vitz, sedans including Crown and Mark X were well-received by customers. Toyota's market share excluding mini-vehicles for the twelve months ended March 31, 2005, was 44.5 percent, exceeding 40 percent for the seventh consecutive year.
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Sales in North America reached 2.27 million vehicles, an increase of 168 thousand vehicles, mainly due to the strong popularity of models including the Scion series and the Prius.

In Europe, local production models such as the Avensis, Corolla and Yaris continued to sell well despite the adverse market environment. Sales reached 979 thousand vehicles, an increase of 81 thousand vehicles over the previous fiscal year.

Sales in other regions including Asia, the Middle East and Oceania improved to reach 1.77 million vehicles, an increase of 362 thousand units. Sales in Asia increased mainly due to strong sales of the IMV(Innovative International Multi-purpose Vehicle).

TMC also announced its forecast for the fiscal year ending March 31, 2006. Based on an exchange rate of 105 yen to the U.S. dollar and 135 yen to the euro, TMC forecasts unconsolidated net sales of 9.4 trillion yen, ordinary income of 770 billion yen and net income of 500 billion yen.

TMC estimates that consolidated vehicle sales for the fiscal year ending March 31, 2006 will be 7.85 million vehicles.

Cho concluded by commenting on the consolidated profit outlook for the fiscal year ending March 31, 2006. "We hope to maintain a similar level of profit as fiscal year 2005 excluding foreign currency impact through improved sales efforts and cost reduction. By strengthening Toyota's global competitiveness, we aim to establish a profit structure which is well balanced, positioning us for long-term growth.

(Please see the attached information for details on the financial results. Further information is also available on the Internet at www.toyota.co.jp)
                                                         ----------------

Cautionary Statement with Respect to Forward-Looking Statements

   This release contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.


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